

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 9, 2010

<u>Via U.S. Mail and Fax (705) 253-5099</u>
Mr. Luc Duchesne
President and Chief Executive Officer
ABC Acquisition Corp 1501
123 March Street, Suite 202,
Sault Ste Marie, Ontario, Canada P6A 2Z5

> **Re: ABC Acquisition Corp 1501**
> **Item 4.01 Form 8-K**
> **Filed June 7, 2010**
> **File No. 0-53809**

Dear Mr. Duchesne:

        We have reviewed your Item 4.01 Form 8-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed June 7, 2010

1. Please amend your filing to comply with the required disclosure pursuant to Item 304(a)(2) of Regulation S-K regarding the engagement of your new audit firm, Soberman, LLP.

Form 10 filed October 28, 2009

2. We note you have not responded to our comment letter dated November 24, 2009. Please respond to these outstanding comments within the next 10 business days or tell us if your Form 10-K is responsive to the letter. If so, please provide a marked version of your Form 10-K along with a response letter identifying how you have complied with each comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or myself at (202) 551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief